UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VOYAGER THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92915B106

(CUSIP Number)

Kevin C. Gorman, Ph.D.

Chief Executive Officer

Neurocrine Biosciences, Inc.

12780 El Camino Real

San Diego, CA 92130

(858) 617-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON: Neurocrine Biosciences, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,575,316
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,575,316
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,575,316
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%*
14	TYPE OF REPORTING PERSON CO

*

This percentage is calculated based upon 43,002,934 outstanding shares of common stock, consisting of (i) 38,607,346 outstanding shares of common stock as reported in the issuer’s Quarterly Report on Form 10-Q (Commission File No. 001-37625) filed with the Securities and Exchange Commission on November 8, 2022, and (ii) 4,395,588 shares of common stock purchased pursuant to the stock purchase agreement described herein. See Item 3 for details.

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Item 1. Security and Issuer.

This amendment No. 1 to Schedule 13D (as amended, the “Schedule 13D”) relates to the common stock, par value $0.001 per share, of Voyager Therapeutics, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 64 Sidney Street, Cambridge, MA 02139.

Item 2. Identity and Background.

This Schedule 13D is being filed on behalf of Neurocrine Biosciences, Inc., a Delaware corporation (the “Reporting Person”). The Reporting Person’s principal executive offices are located at 12780 El Camino Real, San Diego, California 92130. The principal business of the Reporting Person is discovering and developing life-changing treatments for patients with under-addressed neurological, neuroendocrine and neuropsychiatric disorders.

During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding; and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired an aggregate of 4,179,728 shares of common stock of the Issuer (the “2019 Shares”) on March 12, 2019, at a price of $11.9625 per share, for an aggregate purchase price of approximately $50.0 million.

The Reporting Person acquired an aggregate of 4,395,588 shares of common stock of the Issuer (the “2023 Shares”, and together with the 2019 Shares, the “Shares”) on February 23, 2023, at a price of $8.88 per share, for an aggregate purchase price of approximately $39.0 million.

The Shares were purchased by the Reporting Person with funds from its working capital.

Item 4. Purpose of Transaction.

On January 28, 2019, the Reporting Person entered into a Collaboration and License Agreement (the “2019 Collaboration Agreement”) with the Issuer for the research, development and commercialization of adeno-associated virus-based gene therapy products.

In connection with the execution of the 2019 Collaboration Agreement, the Reporting Person and the Issuer also entered into a stock purchase agreement, pursuant to which the Reporting Person purchased the 2019 Shares on March 12, 2019. Additional information regarding the 2019 Collaboration Agreement is set forth in the Issuer’s Current Report on Form 8-K filed on January 29, 2019.

On January 8, 2023, the Reporting Person entered into a second Collaboration and License Agreement (the “2023 Collaboration Agreement”) with the Issuer for the research, development, manufacture and commercialization of gene therapy products directed to the gene that encodes glucosylceramidase beta 1 (“GBA1”) for the treatment of Parkinson’s disease and other diseases associated with GBA1 and three new programs focused on the research, development, manufacture and commercialization of gene therapies designed to address central nervous system diseases or conditions associated with rare genetic targets.

Additional information regarding the 2023 Collaboration Agreement is set forth in the Issuer’s Current Report on Form 8-K filed on January 9, 2023.

In connection with the execution of the 2023 Collaboration Agreement, the Reporting Person and the Issuer also entered into a second stock purchase agreement, pursuant to which the Reporting Person purchased the 2023 Shares on February 23, 2023.

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The Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; however, subject to compliance with the Standstill Restrictions and the Lock-up Restrictions (each as defined below), the Reporting Person may in the future determine to effect or seek, offer or propose to effect (x) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer, (y) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, or (z) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

Item 5. Interest in Securities of the Issuer.

(a)

See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of the Issuer’s common stock and percentage of the Issuer’s shares of common stock beneficially owned by the Reporting Person.

(b)

See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of the Issuer’s common stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

Reference is made to the discussion in Item 3 and Item 4. Except as set forth herein, the Reporting Person has not effected any transaction in shares of the Issuer’s common stock during the last 60 days.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person and the Issuer are parties to an Investor Agreement (as amended and restated, the “Investor Agreement”) providing for standstill and lock-up restrictions and a voting agreement with respect to the Shares.

The Investor Agreement also provides for the Issuer to cause Jude Onyia, Ph.D., Chief Scientific Officer of the Reporting Person, to be appointed to the Issuer’s board of directors as a Class III director. The Issuer has agreed that it shall cause Dr. Onyia, or another individual designated by Reporting Person, to be nominated for election to the Issuer’s board of directors when Dr. Onyia’s initial term is scheduled to expire. Under the Investor Agreement, the Reporting Person’s right to designate an individual to serve as a director on the Issuer’s board of directors and the Issuer’s agreement to nominate such individual for election to the Issuer’s board of directors is subject to specified conditions and shall terminate upon the earliest of (i) the Reporting Person holding less than 10% of the Issuer’s outstanding common stock; (ii) a change of control of the Issuer or Reporting Person; (iii) a liquidation or dissolution of the Issuer; and (iv) February 23, 2033.

Pursuant to the terms of the Investor Agreement, the Reporting Person has agreed not to, without the prior written approval of the Issuer and subject to specified conditions, directly or indirectly acquire shares of the Issuer’s outstanding common stock, seek or propose a tender or exchange offer or merger between the parties, solicit proxies or consents with respect to any matter, or undertake other specified actions related to the potential acquisition of additional equity interests in the Issuer (the “Standstill Restrictions”). Further, the Reporting Person has also agreed not to, and to cause its affiliates not to, sell or transfer any shares of common stock of the Issuer without the prior written approval of the Issuer, subject to specified conditions (the “Lock-Up Restrictions”).

In addition, pursuant to the terms of the Investor Agreement, the Reporting Person has agreed that any shares of common stock owned by the Reporting Person are subject to a voting agreement such that, subject to specified conditions and excluding specified extraordinary matters, the Reporting Person has agreed to, and has agreed to cause its permitted transferees to, vote in accordance with the recommendation of the Issuer’s board of directors and has granted the Issuer an irrevocable proxy with respect to the foregoing (the “Voting Agreement”).

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Each of the Standstill Restrictions, the Lock-Up Restrictions, and the Voting Agreement terminate upon the earliest to occur of (i) February 21, 2026 and (ii) a liquidation or dissolution of the Issuer. The Standstill Restrictions and Voting Agreement also terminate upon the later of (i) the expiration or termination of the 2019 Collaboration Agreement and (ii) the expiration or termination of the 2023 Collaboration Agreement. The Standstill Restrictions and Lock-Up Restrictions also terminate upon the deregistration of the Issuer’s common stock, if earlier. The Lock-Up Restrictions and Voting Agreement also terminate on a change of control of the Issuer or the date on which the Reporting Person and its affiliates beneficially own less than three percent of the common stock of the Issuer on an outstanding basis.

The foregoing description of the terms of the Investor Agreement is not complete and is qualified in its entirety by reference to the text of the Investor Agreement, which is attached hereto as Exhibit 99.1, and incorporated herein by reference.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

EXHIBIT INDEX

Exhibit	Description

99.1	Amended and Restated Investor Agreement dated January 8, 2023 between Neurocrine Biosciences, Inc. and Voyager Therapeutics, Inc.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2023

NEUROCRINE BIOSCIENCES, INC.

By:	/s/ Darin M. Lippoldt
Name:	Darin M. Lippoldt
Title:	Chief Legal Officer and Secretary